Exhibit 99.1

CIBC Code of Conduct

November 2016

CIBC External

Upon request, a copy of the Code of Conduct will be provided in an accessible format.

A Message from the CEO

November 2016

For nearly 150 years, our team has earned a reputation for excellence and built a culture based on the shared values of trust, teamwork, and accountability where everyone is valued. At the heart of our reputation and our culture is a team who proudly places our clients at the centre of everything we do.

As we relentlessly focus on our clients, innovate for the future, and simplify our bank, it’s incumbent upon every one of us to uphold the highest standards of ethical and professional behaviour.

The CIBC Code of Conduct (the “Code”) is more than words on a page. It sets out the principles and standards for our behaviour, which we are all required to know, understand, and follow. In adhering to the Code, every one of us needs to be a role model, ensuring that our behaviours, actions, and words reflect the culture we’re building together.

One of the hallmarks of our culture is being encouraged to speak up. If you become aware of a violation of our Code, raise your concern and it will be investigated and addressed.

Our reputation and our culture are the foundation of our success as we build a strong, innovative, relationship-oriented bank — a place where we give our very best to each other and where our clients receive the very best from all of us.

Sincerely,

/s/ Victor Dodig

Victor Dodig

President and CEO

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1 Application of the Code

1.1	To Whom Does the Code Apply?

The Code applies to all employees of Canadian Imperial Bank of Commerce and its wholly-owned subsidiaries (collectively “CIBC”). This includes both regular and temporary employees working either full-time or part-time. The Code also applies to temporary agency workers, contractors and service provider workers delivering services to CIBC (collectively referred to as “contingent workers”).

1.2 The Role of Managers

Managers play an important role in helping to ensure that the principles and standards of the Code are respected. They are role models for employees and contingent workers regarding acceptable standards of behaviour and are the first point of contact for employees and contingent workers who have questions about the Code. They must also support and protect any employees or contingent workers who, in good faith, report a potential violation of the Code.

Definition Sidebar

The terms “we”, “our” and “us” refer collectively to all CIBC employees and contingent workers and are intended to indicate that adherence to the Code is both a personal and a shared responsibility of all CIBC employees and contingent workers.

“Client” means a client of CIBC.

“Manager” means an employee’s people manager, and in the case of a contingent worker, a contingent worker’s assignment manager and/or CIBC business sponsor.

1.3 Minimum Standards

The Code represents the minimum standards regarding our conduct and CIBC’s obligations as a regulated financial institution. Employees and contingent workers who are licensed by a regulatory or professional body are also expected to adhere to any requirements imposed by those entities.

In the case of contingent workers, the obligations set out in the Code are in addition to any obligations that are contained in the agreement that governs the relationship between the contingent worker and CIBC (referred to as “governing contract”).

1.4 Ownership of the Code

The Chief Administrative Officer and General Counsel is the Executive Owner of the Code. The Code was approved by CIBC’s Board of Directors (the “Board”) and is reviewed annually. This version of the Code is effective November 1, 2016.

1.5 Annual Training and Certification

As part of CIBC’s Mandatory Training and Testing (CMTT) program, employees must complete an annual attestation that they have read, understood and will abide by the Code at all times.

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This training program and certification requirement also applies to contingent workers, unless the contingent worker’s governing contract is for a period of less than thirty days (which may or may not be consecutive).

1.6 Exceptions to the Code

Some situations may justify making exceptions to the Code. All requests for exceptions must be discussed first with your manager. If your manager agrees to your request, written approval (email will suffice) must then be obtained from the Code of Conduct, Mailbox.

Exceptions for certain executive officers may be granted only by the Board or by a committee of the Board. Such exceptions must also be promptly disclosed to CIBC’s shareholders.

Q. What are some of the factors that may help me identify potential violations of the Code?

To help identify potential Code violations, ask yourself the following questions:

•  Is this legal?

•  Is this fair and ethical?

•  Would CIBC’s reputation be harmed if this situation were to become public?

•  Might this situation create any conflict between my own interest and CIBC’s interest? Might it create the appearance of a conflict?

•  Does this feel right?

If in doubt, speak to your manager or call one of the contacts listed in section 9.

Q. Where can I find more information about how to apply the Code?

Many sections of the Code include a link to related policies and procedures that provide detailed guidance on specific topics. The Code of Conduct: Frequently Asked Questions provides additional guidance. You may also contact the Code of Conduct, Mailbox or one of the contacts listed in section 9.

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2 Acting with Honesty and Integrity

2.1 Acting Ethically and Upholding the Law

Preserving trust and acting ethically are at the heart of what we do and how we do it. Each of us has a fundamental obligation to act honestly and with integrity at all times. This means respecting both the letter and the spirit of the Code in everything we do.

We are also required to uphold and comply with the law and any other requirements established or endorsed by CIBC (including CIBC policies, procedures and standards, and industry guidelines). We must not knowingly engage in, facilitate or benefit from any illegal transaction or activity.

If you are charged with a criminal offence, you must:

•	immediately notify your manager (who must, in turn, notify Corporate Security) that you have been charged with the offence; and
•	immediately notify your manager (who must, in turn, notify Corporate Security) if you are found guilty of the offence.

In addition, your manager or Corporate Security may require you to keep them informed regarding any proceedings related to the offence.

Failing to follow the Code or comply with the law risks exposing CIBC, as well as its employees and contingent workers, to serious legal or regulatory consequences and reputational harm.

We must report any concerns about suspicious behaviour relating to the honesty and integrity of CIBC, its employees and contingent workers, or any suppliers, clients, government representatives or other third parties involved, directly or indirectly, in business dealings with CIBC. This includes reporting any situation where we believe, in good faith, that CIBC, or any of the other parties mentioned above, have violated, or are about to violate, a law or regulation.

Report your concern to your manager, the appropriate contact listed in section 9, or the confidential Ethics Hotline.

Remember, CIBC will not permit any retaliatory action to be taken against you where you report a concern in good faith.

Q. What does it mean to respect the “spirit” of the Code?

Respecting the spirit of the Code means following the principles and values upon which the Code is based – acting ethically and professionally, and honouring our core values of trust, teamwork and accountability – even when the Code does not specifically address a particular situation.

Q. I have been charged with a criminal offence but there has not yet been a trial to determine if I am guilty of committing the offence. Do I still need to disclose the criminal charge to my manager?

Yes. You must notify your manager as soon as you are charged with a criminal offence.

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Q. Is it acceptable to skip a step required by a CIBC policy or procedure to save time for a client?

No. Remember that policies and procedures have been carefully designed to support compliance with the law and the protection of CIBC’s reputation.

Skipping a step could put you, CIBC or our clients at risk. You are expected to act in accordance with the Code and CIBC policies and procedures at all times, even if a client, fellow employee or contingent worker suggests a different course of action. If you have a question or comment concerning a policy or procedure, discuss this with your manager or raise it with the owner of the policy or procedure.

2.2 Preventing Corruption, Bribery and Fraud

Achieving the highest standard of ethical behaviour means that we will not engage, directly or indirectly, in bribery, kick-backs, payoffs or other fraudulent or corrupt business practices. If we are approached by an employee, contingent worker, supplier, client, government representative, or other third party with an opportunity to engage in such activity, we will report the incident to our manager, or through the CorpSecurity, Mailbox, or call the confidential Ethics Hotline.

Successfully preventing fraud, including accounting fraud, at CIBC requires an ongoing commitment from all of us. This includes actively participating in the detection and reporting of suspected fraud, whether committed by an employee, contingent worker, or a third party involved, directly or indirectly, in business dealings with CIBC (e.g., a client, supplier or government representative). If you suspect that fraud has been or is about to be committed, you have a responsibility to report it to your manager, or through the CorpSecurity, Mailbox, or call the confidential Ethics Hotline.

Definition Sidebar

“Bribery” generally means giving or receiving a financial or other advantage, directly or indirectly, in order to induce or reward the improper performance of any activity. Bribery does not have to involve an actual payment and can take many forms including: a gift, entertainment, travel, a business opportunity, covering someone’s expenses, a facilitation payment, offers of employment or contracts for goods or services, or offers of unpaid student co-op positions or internships.

“Kiting” is a form of fraud that involves depositing and drawing cheques using one or more accounts at the same branch, at different branches, or at different financial institutions in order to disguise lack of funds. It involves taking advantage of the “float” (the time between the negotiation of the cheque and its clearance at the cheque-writer’s bank).

Q. Many different laws apply to the work that I do. What should I do if I’m not sure about what these laws require?

Respecting the Code, following CIBC policies and procedures, and acting within the scope of your authority will help you to comply with the law. If you are unsure about what you should do, always ask questions before you act and discuss the situation with your manager or with one of the contacts listed in section 9.

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Q. What are some examples of illegal activity? Examples of illegal activity include, but are not limited to fraud, theft, forgery, kiting, money laundering, tax evasion and bribery.

2.3 Acting Within Our Scope of Authority

We are all accountable for acting within the scope of our employment or contractual duties and delegated authorities. We must not:

•	give clients financial, trust, tax, investment, legal or other advice unless this is within the scope of our employment or contractual duties and we hold the appropriate qualifications and licences to do so;
•	act outside the scope permitted by our professional licence, regulatory registration or delegated authority; or
•	process a transaction, whether for a client or for CIBC, without proper authorization and documentation.

2.4 Managing Inside Information and Personal Trading in Securities

Each of us is responsible for knowing and strictly complying with the laws and policies applicable to the handling of inside information and personally trading in securities.

Managing Inside Information

Employees and contingent workers are prohibited from disclosing inside information, except as required in the normal course of business and/or in the execution of their governing contract. We will comply with information barriers that have been established to control the flow of inside information. We must also inform anyone who receives inside information from us that they are subject to the same restrictions regarding its disclosure.

Definition Sidebar
“Inside information” refers to: material non-public information about a public company (including CIBC) that, if disclosed, would likely affect the market price of the company’s securities or that a reasonable investor would likely consider important in making an investment decision to buy, hold, or sell securities.

Trading Securities

We must not trade in securities of a public company if we have inside information about the company. In addition, we will not advise or talk to others regarding trading in those circumstances.

We must ensure that we follow the applicable policy regarding personal trading in our region or line of business. This includes obtaining pre-clearance to trade any securities when required. Refer to the applicable policy:

Capital Markets Personal Trading Policy (Canada)

CIBC Asset Management Personal Trading Policy (Canada)

U.S. Capital Markets Personal Trading Policy (U.S.)

Personal Account Dealing Rules (U.K.)

Personal Trading Policy (Asia Pacific)

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We may also be subject to additional trading restrictions because of our involvement with a particular company or CIBC line of business. This includes situations in which:

•	we have or support an account relationship with a company;
•	we have management responsibilities of a company; or
•	we are otherwise involved with a company on behalf of CIBC.

Trading CIBC Shares

Trading in CIBC shares is subject to a number of restrictions in addition to those that apply to trading shares of other companies. These additional restrictions apply to all employees and contingent workers when trading in CIBC shares. For further details, see the Q&A below and the Code of Conduct: Frequently Asked Questions.

Trading Dos and Don’ts: • Do: obtain pre-clearance to trade when required. • Do: remember the special rules for trading CIBC shares. • Don’t: trade on inside information or advise others to do so.

Q. I have inside information about a company. Can I tell my spouse to buy or sell shares of this company?

No. You cannot buy or sell any shares of this company or advise anyone else to do so until the information has been generally disclosed to the public.

Q. What are some examples of “securities”?

Generally, securities are issued by a company to investors and represent either a portion of the ownership of the company or an obligation on the part of the company to repay some form of indebtedness to the investor. There are many different types of securities, but the most common examples are shares and bonds. Other examples include many derivatives (e.g., listed put and call options), bank notes and debentures.

Q. What additional restrictions apply when trading in CIBC shares?

Employees and contingent workers, as well as officers and directors of CIBC, are prohibited from:

•  trading in put options, call options, or forward derivative contracts on CIBC shares;

•  trading any other over-the-counter derivative products designed to hedge exposure to CIBC shares; or

•  short selling CIBC shares.

Certain employees and contingent workers are also subject to restrictions regarding the timing of trading CIBC securities. These employees and contingent workers are not permitted to buy or sell CIBC securities outside “Window Periods”.

2.5 Competing Fairly

CIBC vigorously competes in the marketplace and does so ethically, fairly and legally. We can, and do, gather data about our competitors; however, we will not communicate, acquire or use trade secrets or proprietary information of others unless we have the right to do so.

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Anti-trust and competition laws prohibit CIBC from engaging in activities that lessen competition. These include:

•	agreeing with other financial institutions or businesses on the terms of a transaction, product or service to be offered to clients, suppliers or other third parties (such as interest rates, prices, charges or types of services); and
•	agreeing with other financial institutions or businesses to avoid competing for clients in particular product categories or geographic markets.

Certain “tied selling” regulatory requirements prohibit us from proposing or entering into transactions with clients that require the clients to:

•	bring additional business to CIBC;
•	purchase additional products from CIBC; or
•	agree not to purchase a competitor’s products.

Where permitted, cross selling and relationship pricing are not considered “tied selling”, and are therefore not prohibited under the Code.

Competition guidelines are very complex and some exceptions may apply. Any concerns about proposed dealings with competitors should be discussed with the Legal Department.

Q. When I attend a trade association meeting, industry meeting or conference, what may I talk about with respect to CIBC and its business?

Remember that anti-trust and competition laws restrict the topics (e.g., pricing) that can be discussed with competitors. Also, most other participants at these events do not work for CIBC. As such, you must respect the confidentiality of CIBC information and ask yourself whether disclosing particular information could be detrimental in any way to CIBC, its employees, contingent workers, clients or suppliers. You can obtain further guidance on this from the Legal Department or from Communications and Public Affairs.

2.6 Respecting Copyright

Printed, broadcast, recorded or online materials and software are often protected by copyright law. We must exercise caution and may need to seek prior approval from the copyright holder before making copies of, distributing or otherwise using such material. If there is any doubt, consult the Legal Department.

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3. Treating Everyone with Respect

CIBC is committed to fostering a fair and inclusive work environment that is free of discrimination and harassment and where diversity, inclusion and employment equity in our work environment are respected and protected. Each of us has the right to be treated fairly, with dignity and with respect, and we must treat others, including clients, employees, contingent workers, visitors, suppliers and the public, in a manner consistent with these values.

3.1 Protection From Discrimination and Harassment

Discrimination and harassment of any sort is strictly prohibited. We must familiarize ourselves with, and follow the applicable Respect in the Workplace – Anti-Discrimination and Anti-Harassment Policy.

3.2 Safety and Security in the Workplace

Each of us has the right to work in an environment that is safe and free from violence.

Violence (physical or otherwise, which includes threats, sabotage, bullying and taunting) is strictly prohibited.

We must familiarize ourselves with and follow local policies, guidelines and procedures relating to health and safety in the workplace and the prohibition of violence.

3.3 Alcohol and Drugs

While on CIBC premises, participating in a CIBC-sponsored activity, working on behalf of CIBC, or otherwise representing or being seen as representing CIBC, we are not allowed to be:

•	in possession of illegal drugs; or
•	impaired by alcohol or drugs (this does not apply to drugs prescribed by a licensed health care provider, where you are able to safely carry out your assigned duties when the drugs are taken as directed).

The consumption of alcohol is strictly prohibited on CIBC’s premises except at designated functions that:

•	have received either a one-time or ongoing approval from a Vice-President (or Managing Director in Capital Markets or Wealth Management) or a more senior executive; and
•	are under the direct supervision of a manager who is responsible for the function.

Managers responsible for a function at which alcohol will be served must ensure that reasonable procedures and safeguards are in place so that any serving and consumption of alcohol are done safely and responsibly.

If we consume alcohol at a CIBC function, we will do so responsibly and we will not use any means of transportation that jeopardizes our safety or the safety of others.

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3.4 Political or Religious Activity

While CIBC respects our right to our individual political and religious beliefs and practices, we must not carry on these practices in a way that reflects upon CIBC as an organization, or that affects other employees or contingent workers.

All requests for political contributions by or on behalf of CIBC must be directed to Communications and Public Affairs for approval, should the regional policies permit such contributions. For any political contributions, whether CIBC’s or our own individual contributions, we must adhere to applicable laws and CIBC policies and avoid any situation where the contribution might be perceived to be for the purpose of obtaining a benefit for CIBC.

We may not carry on political activities or engage in religious advocacy on CIBC premises or facilities, or while representing CIBC. This includes seeking contributions, campaigning, and promoting political or religious causes, beliefs or practices. This in no way limits our right to observe our individual political or religious beliefs and practices in a private manner that does not affect other employees or contingent workers.

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4. Avoiding Conflicts of Interest

Avoiding conflicts of interest goes a long way towards ensuring that we avoid behaviour that is unethical or that otherwise contravenes the Code. We must avoid any situation where our personal interest may conflict, or could be perceived to conflict, with the interests of CIBC, or of a client or supplier (including contingent workers).

Examples of potential conflict situations include:

•	where we, our family or a close personal friend are in a position, or may be perceived to be in a position, to benefit personally, or compete with CIBC, by using information we receive, or authority we have, as a result of our role or relationship with CIBC;
•	where we are in a reporting relationship with someone with whom we share a close personal relationship (including a contingent worker reporting to an assignment manager) or would be perceived to benefit personally, including financially, from the reporting relationship;
•	where we interact with someone in a professional capacity in the course of CIBC’s business dealings with whom we share a close personal relationship, or where we have a direct influence in deciding whether CIBC will engage in business dealings with a person, or supplier (including a contingent worker) with whom we share a close personal relationship; or
•	where friendship or a close personal relationship may be perceived to adversely affect our judgment or objectivity, both in the workplace and in any business dealings.

We must discuss any actual, potential or perceived conflict of interest situation with our manager or contact the Compliance Department (email the EWC, Mailbox) as soon as possible so that steps can be taken to address the situation.

Definition Sidebar

“Close personal relationship” means a regular and ongoing relationship that is romantic, familial or financial.

“Business dealings” means any negotiations, transactions or other interactions between CIBC and a current or prospective client, employee, contingent worker, supplier or other third party.

Sections 4.1 to 4.6 describe some situations of actual, potential or perceived conflict of interest that must be avoided, but the list is not exhaustive.

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4.1 Offering and Accepting Gifts or Other Benefits

In this section, “gift or other benefit” includes entertainment.

Giving a gift or other benefit to, or receiving a gift or other benefit from, certain entities or individuals may give rise to a conflict of interest, especially where the gift or other benefit is of more than nominal value.

Even where a conflict does not exist, the gift or benefit may be viewed as an attempt to influence a business decision. For this reason, CIBC’s Anti-Bribery and Anti-Corruption Policy includes a number of restrictions that apply when giving or receiving gifts or other benefits.

Q: A client has sent me a holiday gift worth $100. Earlier this year, the same client gave me a gift basket valued at about $100 as a thank you for my work on her account. Can I accept the holiday gift?

No. CIBC’s Anti-Bribery and Anti-Corruption Policy establishes that the total value of all gifts received by an employee or contingent worker from the same client over the course of a calendar year cannot exceed $100. The value of the holiday gift aggregated with the value of the previous gift from this client would cause you to exceed the annual maximum. You must respectfully decline the holiday gift.

4.2 Personal Borrowing and Lending

We will not, directly or indirectly, borrow from or lend personal funds or other personal property to any client or supplier (including a contingent worker) who has an ongoing or prospective business relationship with us or our line of business. This restriction does not apply to:

•	transactions with family members; or
•	transactions with clients who are financial intermediaries (such as department stores or other financial institutions) if the transaction is conducted on market terms and conditions.

We will avoid borrowing from or lending personal funds to another employee or contingent worker, particularly someone we supervise. For further guidance, refer to the Code of Conduct: Frequently Asked Questions.

4.3 Treatment and Selection of Suppliers

Suppliers should be treated fairly and should be selected based on value, quality, service, business conduct and price. CIBC strives to deal with suppliers that have high standards of business conduct that are in keeping with the principles standards and behaviours set out in the CIBC Supplier Code of Conduct.

We must not permit the selection of suppliers, including the selection of contingent workers for assignments or engagements, to be made based on close personal relationships or other potential conflicts of interest.

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4.4 Beneficiaries, Executors and Powers of Attorney

If you discover that a client (other than a family member) with whom we or our line of business have a business relationship is considering making or has already made you a beneficiary, executor or other personal representative in a will or a trust, you must advise your manager and the Compliance Department (email the EWC, Mailbox). Where the client has not yet made the designation, you should discourage the client from doing so.

Accepting signing authority or a grant of power of attorney from a client regarding a client’s account (other than that of a family member) with whom we or our line of business have a business relationship typically creates a conflict of interest and should be avoided. If you discover that such an appointment or assignment of authority has been made, you must immediately inform your manager and ask the client to revoke the authority or appointment. If you wish to maintain the signing authority or appointment, you must follow the outside activity approval process as provided in section 4.5.1 below.

CIBC reserves the right to require an employee or contingent worker to renounce any bequest or appointment or to remove himself or herself from dealing with a client’s estate where there is an actual, potential or perceived conflict of interest.

This section does not restrict CIBC’s ability to receive discretionary trading authority from our clients, where that is allowed under applicable laws.

4.5 Engaging in Outside Activities and Investments

Employees and contingent workers are expected to avoid any positions, associations, investments or other activities outside of their CIBC work responsibilities that might interfere with, or might be perceived to interfere with, the independent exercise of their judgment regarding the best interests of CIBC and its clients, suppliers, employees and contingent workers (“outside activities”). Engaging in outside activities should be discussed with your manager as soon as possible so that any potential conflicts of interest can be addressed.

4.5.1 Outside Activity Approval Process: Employees

Employees are expected to devote their working hours to their CIBC work and must obtain approval from their manager as well as the Compliance Department before engaging in the following activities:

•	accepting an additional position or employment outside of CIBC;
•	carrying on business activities outside of CIBC;
•	investing in a business, other than a company that is publicly traded on a recognized stock exchange;
•	holding a controlling interest in a public or private business;
•	serving as a personal representative (such as trustee, executor, guardian, or through the grant of a power of attorney) for a client (other than a family member) with whom we or our line of business have a business relationship;
•	acting as a party in a client’s estate or tax planning arrangement (other than a family member’s arrangement) e.g., acting as a settlor, donor, or subscriber of shares;
•	commencing a campaign for election or appointment to public office, whether paid or unpaid; or

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•	engaging in any other activity outside of the employee’s CIBC work responsibilities that might interfere with, or might be perceived to interfere with, the independent exercise of their judgment regarding the best interests of CIBC and its clients, suppliers, employees and contingent workers.

Approval must be requested by completing and submitting the applicable Outside Activities Approval Request form.

If you received approval to engage in an outside activity and later change roles within CIBC, you must discuss the outside activity with your new manager as soon as possible and you may be required to submit a new Outside Activities Approval Request form to ensure there is no actual, potential or perceived conflict with the responsibilities of your new position.

Employees are required to provide an annual certification regarding their outside activities as part of the CMTT program and may be required to limit or cease engaging in an outside activity if directed by CIBC.

Boards of Directors

For any position as a director of a company, organization or association, or as a member of a board advisory committee (other than a CIBC subsidiary), employees must obtain approval from their manager, as well as the Compliance Department before accepting any such appointment. Approval must be requested by completing and submitting the applicable Outside Activities Approval Request form.

With respect to public companies, in addition to manager and Compliance Department approval, all requests to serve on a board of a public company must be pre-approved by the CIBC Executive Committee and CEO before any commitments are made to serve in such capacity. Given that the significant time commitments required for serving on a public company board will likely interfere with an employee’s work at CIBC, approval for such opportunities while an active CIBC employee will generally not be granted.

If CIBC asks an employee to act as a director of a CIBC subsidiary, approval must still be requested (for all regions except the U.S.) by e-mailing the Compliance Department (EWC, Mailbox) or other Compliance designate. In the U.S., the process for directorships of CIBC subsidiaries is specified in the Outside Activities and Investments of Employees (U.S. Region).

Outside Activities Form

Use the Outside Activities Approval Request form applicable in your region: Canada, U.S., U.K., Asia Pacific, or Caribbean. For all other regions, contact the EWC, Mailbox for further direction.

Q. I am an employee and I own a rental property. Do I need to disclose it to CIBC?

If the rental property is also your principal residence (e.g., a duplex with a rented suite), disclosure to CIBC is not necessary. If the rental property is not your principal residence, then disclosure may be required, depending on the circumstances.

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Q. Does acting as a director of a not-for-profit organization or association require pre-approval?

Yes. Employees acting as a director or sitting on a board advisory committee of such an organization or association require approval under the Code. Discuss the position with your manager and complete the applicable Outside Activities Approval Request form.

Q. Is serving on a public “for profit” company board encouraged?

No, because serving on a public “for profit” company board requires a significant time commitment that would significantly impact an employee’s work at CIBC.

4.6 Processing Personal Transactions

Processing transactions for ourselves or for those close to us can create a conflict of interest. Unless expressly permitted by a written CIBC policy or guideline, we must not process, or ask another employee or contingent worker who reports to us (directly or indirectly) to process, a transaction for:

•	ourselves;
•	a member of our immediate family;
•	anyone for whom we are serving as a personal representative (such as trustee, executor, guardian, or through the grant of a power of attorney);
•	anyone with whom we share a close personal relationship; or
•	anyone with whom we share a significant personal or financial interest.

Definition Sidebar
“Immediate family” includes an individual’s: spouse or common law partner, parents, sisters/brothers, children, parents-in-law, sisters/brothers-in-law, step-children, grandparents, step-sisters/brothers, grandchildren, legal dependents, legal guardian, and any corporation or other legal entity that is controlled by that individual and/or members of the individual’s immediate family.

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5. Protecting Our Brand, Clients, Investors, and the Environment

5.1 Representing CIBC

In the eyes of our clients and the community, each of us represents CIBC. While CIBC respects your right to publicly express your personal views, you must not, under any circumstance, participate in activities that are illegal or may compromise CIBC’s image or reputation, whether during or outside working hours. This includes activities that would disparage, defame, embarrass or harass clients, employees, contingent workers, visitors, suppliers or competitors. This applies to expressing views by any medium, including in print, or via the Internet (including blogs, social media, email or on webpages).

Social Media

We must all understand what is expected of us when using social media to ensure that our brand, reputation, client information, and other CIBC information are protected and that standards of professionalism, honesty, and integrity are maintained.

Using CIBC’s Brand Name and Trademarks

Employees must use CIBC’s brand name and trademarks outside CIBC only as part of the regular duties of their job or at an external function where CIBC’s participation has been previously approved.

Contingent workers may use the CIBC brand name and trademarks outside of CIBC, only with the prior written consent of CIBC, or as otherwise provided in the terms and conditions of their governing contract.

Use of CIBC’s brand name and trademarks by a supplier or other third party is, generally, not permitted. Any exceptions must be pre-approved, in writing, by Brand Governance.

Communicating with Government Agencies, Regulators or Officials

When we communicate with a government agency, regulator or official, we must avoid any suggestion that we are communicating on CIBC’s behalf unless we have the authority to do so.

In addition, in certain situations, employees and contingent workers who communicate on behalf of CIBC with government officials must comply with applicable lobbying activity pre-approval, registration and reporting requirements.

Public Speaking or Writing Engagements

If we will be speaking or writing in a public forum as a representative of CIBC (e.g., speaking to the media, presenting a lecture or publishing an article, white paper or external report for an industry conference), we are required to obtain the prior approval of our manager and Communications and Public Affairs. In some cases, an Outside Activity Approval Request form may be required per section 4.5.1 above.

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Q. Does the Code apply when I’m on business travel or at a social event?

Yes. The Code requirement to avoid activities that may compromise CIBC’s image or reputation applies under any circumstance, including while you are on business travel or at a social event.

5.2 Community Activity

CIBC supports our involvement in community activities. We must be aware of the fact that by participating in those activities, we are, or may be perceived to be, representatives of CIBC.

When soliciting charitable donations, whether on behalf of CIBC or another organization, we will emphasize the voluntary nature of the donation. We will not place employees or contingent workers (particularly those who report to us, directly or indirectly), clients, or suppliers in a position where they may feel obligated to contribute for fear of being treated unfairly if they refuse. None of us should feel pressured to contribute to fundraising campaigns, either by co-workers or by CIBC.

If we are involved in a charitable fundraising contest or draw at CIBC, we should read and abide by the requirements of the Guidelines for Running Contests at CIBC.

5.3 Full and Fair Disclosure

All of our communications, whether internal or external, must be truthful, accurate and complete, and must not mislead others. This applies to all methods of communication, including oral, in print, or via the Internet (including blogs, social media, email or on webpages).

This standard applies whenever or wherever we are performing work for CIBC, including when we are preparing or providing information for inclusion in any report, system, document or other communication.

Dos and Don’ts

•  Do: Be truthful in advertising; avoid false, misleading or deceptive claims.

•  Do: Ensure that marketing and related client communication materials are reviewed in advance by the Legal Department and the applicable CIBC marketing department in accordance with the Marketing and Advertising Policy.

•  Do: Consult with your manager if you are unsure about the accuracy or completeness of information you have received.

•  Don’t: Make any false or misleading entries.

•  Don’t: Misrepresent a client’s financial position.

•  Don’t: Tamper with or modify client documents even with their consent. This includes changing dates on previously signed forms.

•  Don’t: Forge, tamper with, or otherwise misuse anyone’s identity or signature

•  Don’t: Bypass procedures designed to ensure the integrity of CIBC’s records or to ensure full and fair disclosure.

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If we believe that any of the principles of “full and fair disclosure” have or are about to be violated, we will speak to our manager, contact Corporate Security, or call the confidential Ethics Hotline.

Remember, CIBC will not permit any retaliatory action to be taken against you where you report a violation, or apparent violation, of the Code or other CIBC policy in good faith.

5.4 Environmental Responsibility

CIBC is committed to acting responsibly in all of its activities by:

•	protecting and conserving the environment;
•	safeguarding the interests of all CIBC stakeholders against unacceptable levels of environmental risk; and
•	supporting the principles of sustainable development.

Each of us is responsible for taking reasonable care to ensure that CIBC’s business activities are conducted in an environmentally prudent way.

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6 Using and Safeguarding Information and Other Assets

6.1 Protecting Confidentiality and Privacy

CIBC’s value of trust means that we trust each other and our clients can trust us. To honour that value, we must take all reasonable steps to preserve the confidentiality and privacy of CIBC information. This includes accessing and using CIBC information only for the purposes intended, as directed by our manager or line of business procedures, and disclosing that information only to those who have a specific and authorized business need to know.

We will view, use or share client, employee or contingent worker information only when we have a reasonable business purpose for doing so and in compliance with applicable laws and our access authority. We understand that CIBC may monitor account inquiries for the purpose of detecting unauthorized use, sharing or access.

If we have concerns regarding the protection of CIBC information, or become aware of a breach of confidentiality or privacy, we will immediately communicate those concerns to the Privacy Office (Privacy Office, Mailbox).

Definition Sidebar

“CIBC information” means any data classified by CIBC as internal, confidential or restricted in any form including physical or electronic. Examples include: information about business practices, finances, products, services, strategies, our work product, trademarks, trade names, licenses, information about clients, employees, contingent workers, shareholders, business partners, suppliers and third parties, and information managed, processed, stored or disposed of on behalf of CIBC by third parties.

“Work product” includes but is not limited to procedures, programs or designs that we develop in the course of our employment or contractual engagement (whether alone or with others). Our work product becomes CIBC property immediately upon its development.

Q. My friend asked me to monitor her husband’s CIBC accounts and let her know if he makes any large withdrawals. I checked the accounts but didn’t notice any large withdrawals and decided not to say anything to my friend. Is this a privacy breach?

Yes. Accessing client information without the client’s consent and without a business reason for doing so is a privacy breach and is strictly prohibited.

Q. Is it acceptable to send CIBC information to my personal email account so that I can use this information to work from home?

No. Never send or forward CIBC information to or from your own personal email account. If you have a genuine need to email confidential information externally, you must follow the Acceptable Use of CIBC Information and Information Systems Policy and the Information Security Requirements: Working Remotely document.

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Q. The Code says that CIBC may monitor account inquiries for the purpose of detecting unauthorized use, sharing or access. If I access my own personal account, would that still be considered an “unauthorized access”?

Yes, particularly if the information you have accessed is information that is not normally available to a client.

Q. I prepared a presentation as part of my work responsibilities at CIBC. If I leave CIBC, can I use this presentation in my new job?

No. Information developed in the course of your employment or contractual engagement with CIBC belongs to CIBC. CIBC property must be used only for CIBC purposes. See the definition of “work product” above and see section 6.2 below.

6.2 Maintaining Information Security

CIBC reserves the right to record and monitor your activity on its technology systems, resources and facilities (including activity relating to computing devices, applications, email, voicemail, telephone communications, mobile computing, remote access, Internet use and other CIBC systems and facilities). CIBC can restrict use of or withdraw access privileges to these systems, resources and facilities without prior notice. In addition, CIBC may conduct investigations of potential violations of any CIBC policy based on this information.

We will not use CIBC’s technology systems, resources or facilities to access, download, or distribute information that may be considered:

•	offensive, illegal, unethical or discriminatory; or
•	that could harm CIBC’s reputation.

Incidental personal use of CIBC’s technology systems, resources or facilities (e.g., Internet access, email, instant messaging, word processing, spreadsheet or presentation applications, and voice communication devices) is permitted but must not interfere with our work responsibilities or the effective operation of CIBC’s technology systems, resources and facilities. We may use CIBC’s technology systems, resources (including software and applications) or facilities only in accordance with CIBC policies that govern their use.

We may use CIBC’s technology systems or resources when working from non-CIBC locations if we use approved remote-access services (e.g., Citrix, VPN, Good), provided that our manager has approved of such use and all CIBC information is protected from theft and unauthorized access.

We are accountable for all activity carried out using our individual IDs or passwords and we will not share our IDs or passwords with anyone for any reason.

Q. Why is it important to follow my line of business’ secure workspace procedures?

Following secure workspace procedures is essential to help protect information of CIBC, its clients, employees, contingent workers, suppliers and other third parties from loss or exposure to unauthorized parties. Information that is lost or disclosed to unauthorized parties can disrupt business processes and damage CIBC’s reputation.

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Q. My friend gave me software that would be very helpful to me in my work. Can I install it on my CIBC computer?

No. Do not attempt to install software yourself, including software updates or software components, unless authorized to do so by CIBC. This applies to all types of software, whether obtained from the Internet or any other source.

6.3 Safeguarding CIBC’s Property

CIBC’s facilities, equipment and other assets (including CIBC information and information systems) are CIBC property. Except as permitted under section 6.2 above, CIBC property must be used only for CIBC purposes.

We must adhere to control measures that have been implemented to protect CIBC property. These measures may include use of security equipment such as safes or vaults, physical or logical access control, or other security-related processes.

At any time during or following your employment or contractual engagement, CIBC may require you to:

•	return or destroy any CIBC property in your possession or control; or
•	stop using, accessing or disseminating such property.

This applies regardless of where the property is located or stored and regardless of the reasons for the cessation of your employment or contractual engagement. In the case of contingent workers, this requirement is also subject to the terms and conditions of their governing contract.

6.4 Following Business Expense Policies

If we incur expenses or approve expenses on behalf of CIBC, including expenses incurred through the use of a corporate credit card, we will comply with the requirements set out in the Expense Reimbursement Policy and Purchasing Policy. This includes ensuring that all such expenses are for a valid business purpose and are reasonable in relation to the business requirements and the goods and/or services being provided.

In the case of contingent workers, the requirements in this section are also subject to the terms of their governing contract.

6.5 Maintaining Records

If CIBC’s records are incomplete or inaccurate, the trust of our stakeholders and the integrity of our reputation may be compromised. We must ensure that all CIBC, client, employee, contingent worker, supplier or third party records comply with CIBC’s Records Management Policy, which addresses the identification, retention, preservation and destruction of records. Each of us is responsible for the integrity of records under our custody or control.

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7. Cooperating with Investigations

We will cooperate unconditionally with any CIBC department that audits, tests or investigates issues within CIBC, and be truthful regarding all information about which we have knowledge.

We will also cooperate with lawful investigations and inquiries from third parties, including regulators, enforcement agencies, or parties involved in litigation, and be truthful regarding all information about which we have knowledge. If we receive any kind of demand or request for information from a third party, we must contact the appropriate CIBC department as follows:

•	for search warrants in Canada, contact Corporate Security immediately, and in all other jurisdictions, contact the Legal Department (Legal - General Enquiries, Mailbox);
•	for regulatory requests or notices of investigation, contact the Compliance Department (EWC, Mailbox) or the Legal Department (Legal - General Enquiries, Mailbox) immediately;
•	for employer compliance reviews or notices of investigation related to immigration matters, contact FW Program, Mailbox;
•	all other demands or requests, follow existing business procedures or contact the Legal Department (Legal -General Enquiries, Mailbox) or Compliance Department (EWC, Mailbox).

In all cases, we will contact the appropriate department before we tell the requesting party whether the information exists at all, discuss any information with the requesting party, provide the information requested, or inform any affected employee, contingent worker, client or supplier about the request.

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8. Contravention of the Code

Contravention of any provision of the Code by an employee may result in disciplinary action up to and including termination of employment for cause, without notice or pay in lieu of notice, in addition to possible civil, criminal or regulatory action. Such conduct may also affect individual performance assessment and compensation.

Contravention of any provision of the Code by a contingent worker may result in action by CIBC up to and including termination of the individual’s governing contract without notice as well as possible civil, criminal or regulatory action.

Your Obligation to Report Violations

Our bank is a place where we are encouraged to speak up. The Whistleblower Policy ensures that there is a secure, professional, and simple way to speak up if you need to.

Speaking up means that each of us has an obligation to report all actual or potential violations of the Code or violations of a law or regulation (“violations”). As set out in the Whistleblower Policy, a violation can be reported by:

•	speaking to your manager or to the appropriate contact listed in section 9;
•	calling the confidential Ethics Hotline; or
•	using the reporting procedures as otherwise set out in the Code or in an applicable CIBC policy.

This reporting obligation applies to all types of violations, including those that involve the actions of CIBC, or the actions of a client, employee, contingent worker, visitor, or supplier. Any such report will be treated confidentially to the extent possible and in a manner consistent with CIBC’s responsibility to address the issue raised.

If you have, or by any means become aware of, any concerns related to accounting, internal controls, or auditing matters, contact Corporate Security or the confidential Ethics Hotline immediately.

Protection from Retaliation

No one may suspend, discharge, discriminate against, harass, or threaten, in any manner, or otherwise retaliate against an employee or contingent worker for

•	reporting a violation in good faith (including where the report is made to a regulator); or
•	providing information or assistance for an internal or external investigation of a violation.

If you believe that you are being retaliated against as a result of reporting a violation, or apparent violation, of the Code or other CIBC policy, or for assisting in an investigation, you should immediately contact your manager or Human Resources at the appropriate contact listed in section 9.

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Q. I am not comfortable discussing a potential Code violation with my manager. What should I do?

If you do not feel comfortable reporting a potential Code violation to your manager, you should speak to your manager’s manager about the situation. If this is also a concern, you may report the issue to the appropriate individual or group listed in section 9. If you wish to remain anonymous or if you feel that someone has not responded appropriately to your report, you may call the confidential Ethics Hotline. All reports of violations, made in good faith, are confidential, taken seriously and investigated fully.

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9. Seeking Advice

Omitted.

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